Filed Pursuant to Rule 433

to Prospectus dated June 25, 2018

Registration Statement No. 333-221291

Email to Employees, March 6, 2019

Have you compared your existing savings or CD Rates to Dominion Energy Reliability Investment (DERI) rates? Now is a great time to enroll – DERI is celebrating our one-year anniversary by hosting a prize drawing for existing and new account holders, see highlights below!

•	Grand Prize is an Apple Watch® Series 4 with four runner-up prizes including YETI® mugs and tumblers

•	Existing accounts and accounts set up by March 31, 2019 will automatically be entered into the drawing

•	Please allow at least 5 business days for application processing

•	No enrollment necessary, please see the DERI DomNet Website for drawing participation guidelines and current rates

Enrolling in DERI is easy!

Dominion Energy, Inc. has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus that is included in that registration statement, as well as the other documents that Dominion Energy, Inc. has filed with the SEC, for more complete information about Dominion Energy, Inc. and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov or the DERI website at www.dominionenergy.com/deri. Alternatively, Dominion Energy, Inc. will arrange to send you a prospectus if you request it by calling toll free at 866.876.0001.

Apple Watch is a registered trademark of Apple Inc. YETI is a registered trademark of Yeti Coolers, LLC.